Exhibit 99.1

AMAYA ANNOUNCES UPDATED CONFERENCE CALL AND WEBCAST DETAILS FOR FIRST QUARTER 2016 EARNINGS RELEASE

MONTREAL, Canada, May 13, 2016 – Amaya Inc. (Nasdaq: AYA; TSX: AYA) today announced updated conference call and webcast details relating to its financial results for the first quarter ended March 31, 2016, which Amaya will release after trading on Monday, May 16, 2016. The conference call and webcast will remain at 5:30 p.m. ET and chaired by Rafi Ashkenazi, Amaya’s Interim CEO. The updated details are as follows:

•	To access via tele-conference, please dial 1-877-407-0789 or 1-201-689-8562 ten minutes prior to the scheduled start of the call.

•	The playback will be made available two hours after the event at 1-877-870-5176 or 1-858-384-5517. The Conference ID number is 13637776.

•	To access the webcast please use the following link: http://public.viavid.com/index.php?id=119696.

About Amaya

Amaya is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. Amaya is the ultimate owner of gaming and related consumer businesses and brands including PokerStars, Full Tilt, BetStars, StarsDraft, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands have more than 100 million cumulative registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in popular casinos in major cities around the world, and poker programming created for television and online audiences. Amaya, through certain of these brands, also offers non-poker gaming products, including casino, sportsbook and daily fantasy sports. Amaya and its group companies have various gaming and gaming-related licenses or approvals throughout the world, including from the United Kingdom, Italy, France, Spain, Estonia, Belgium, Denmark, Bulgaria, Greece, Ireland, Romania, the Isle of Man, Malta, the State of Schleswig- Holstein in Germany, the Provinces of Quebec and Ontario in Canada, and the State of New Jersey in the United States.

Contact

For investor relations, please contact: Tim Foran, Tel: +1.416.545.1325, ir@amaya.com;

For media inquiries, please contact: Eric Hollreiser, Press@amaya.com